Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102-3491

August 26, 2011

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.W.

Washington, D.C. 20549

Re:	Capital One Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 10, 2011

File No. 001-13300

Dear Ms. Hayes:

This letter sets forth the responses of Capital One Financial Corporation (“Capital One,” the “Company” or “we”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 3, 2011. For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 11: Loan Portfolio Composition, page 51

1.	We note your response to comment seven. Please provide us with your draft in advance of the filing of your Form 10-K for the fiscal year ended December 31, 2011.

Response:

As requested by the Staff, we will provide a draft of this disclosure in advance of the filing of our Form 10-K for the fiscal year ended December 31, 2011. We are not in a position at the current time to submit the draft disclosure, but we expect to provide the draft disclosure by September 30, 2011.

Suzanne Hayes

U.S. Securities and Exchange Commission

August 26, 2011

Loan Modifications and Restructurings, page 59

2.	We note your response to prior comment nine related to the effective interest rate used on your credit card loans for the purpose of measuring impairment at the time of TDR modification. We also note that you do have credit card loan agreements where the interest rate on the credit card loan is automatically increased due to non-payment, late payment or similar events. Please further revise your disclosure to clarify whether the interest rate immediately prior to modification, which is used to measure impairment, is the pre-penalty interest rate (i.e. the original credit card loan interest rate) or the interest rate inclusive of any rate increases due to non-payment, late payment or similar events.

Response:

In future filings, we will revise our disclosures to clarify that the interest rate used to measure impairment on credit card loans at the time of modification is the interest rate inclusive of any rate increases due to non-payment, late payment or similar events.

Form 10-Q for the Period Ended March 31, 2011

Interim Consolidated Financial Statements

Note 16—Subsequent Events, page 114

3.	We note your response and proposed disclosure to prior comment 14 related to your partnership agreement with Kohl’s. Please address the following:

•

Tell us the authoritative literature on which you rely that supports your conclusion to include credit losses covered by your Kohl’s agreement in your determination of the allowance for loan losses. Specifically in your response tell us how you considered the guidance in ASC 410-30 (SOP 96-1), by analogy.

Response:

We determined that our agreement with Kohl’s constitutes a collaborative arrangement under the guidance in ASC 808. That guidance provides direction on income statement presentation but does not address the balance sheet presentation. We are not aware of any authoritative guidance that directly addresses the balance sheet treatment for the loss share provision in our partnership agreement with Kohl’s. Therefore, we looked for guidance that we could use by analogy in determining the appropriate accounting treatment for the balance sheet impact of the loss share arrangement. In addition, we chose an accounting presentation which we believe provides users of our financial statements with the most transparent and economically consistent presentation of the agreement. In determining the appropriate accounting treatment we considered:

Suzanne Hayes

U.S. Securities and Exchange Commission

August 26, 2011

ASC 410-30 (SOP 96-1), Environmental Remediation Liabilities

While not included in our contemporaneous documentation of our accounting, we did consider the guidance in ASC 410-30, and in responding to the Staff’s comments we have further considered this guidance and believe that we should apply by analogy the section which addresses the Allocation of Liability Among Potentially Responsible Parties (“PRPs”). This section states, “The environmental remediation liability recorded by an entity should be based on that entity’s estimate of its allocable share of the joint and several remediation liability.” While we do not have joint and several liability as it relates to the loss exposure on the loan, we believe this guidance to be most analogous to our situation given the close alignment we have between the terms of our arrangement with Kohl’s and the criteria for recording only an entity’s allocable share of the environmental liability as detailed below.

This section of the guidance permits reporting entities to measure their liability at an amount less than their entire exposure to loss under the joint and several principle if certain criteria are met. In order to satisfy the criteria an entity must (i) identify the PRPs for the site, (ii) assess the likelihood that the other PRPs will pay their full allocable share of the joint and several liability and (iii) determine the percentage of the liability that will be allocated to the entity.

We applied those criteria to our fact pattern as follows:

•

Identify the PRPs for the site – We consider both Kohl’s and Capital One to be analogous to PRPs because both companies are active participants in joint operating activity governed by a partnership agreement. Both companies have responsibility for the performance of the partnership, including the loss exposure of the loans.

•

Assess the likelihood that the other PRPs will pay their full allocable share of the joint and several liability – The partnership agreement provides for the setting off of the revenue share we owe Kohl’s with the loss share Kohl’s owes us. We expect that the revenue share we may owe to Kohl’s for any given period will exceed the loss share and therefore the likelihood that Kohl’s will pay its full allocable share of the loss share liability is probable. This contractual right to offset the loss share against the revenue share places us in a different and more favorable economic position than collecting from a PRP in an environmental remediation liability situation or collecting a separately settled receivable from Kohl’s which would be subject to Kohl’s credit risk.

•	Determine the percentage of the liability that will be allocated to the entity – Both parties are responsible for a fixed percentage of the credit losses as provided in the partnership agreement.

In considering the application of ASC 410-30 by analogy, we also assessed the section which addresses Impact of Potential Recoveries. We noted that our loss share arrangement with Kohl’s under the partnership agreement could be considered analogous to potential recoveries of amounts expended for environmental remediation. However, we concluded that the section of the guidance addressing allocation of liability among PRPs (discussed above) is the relevant guidance to apply by analogy for the following reasons:

•

The contractual mechanism for implementing the loss sharing protects us from the risk of nonperformance by Kohl’s because we are able to set off loss sharing amounts owed to us against revenue sharing amounts we owe Kohl’s. This arrangement is not a situation where the potential source of recovery must be assessed for probability of realization.

Suzanne Hayes

U.S. Securities and Exchange Commission

August 26, 2011

•

We negotiated the terms of the partnership agreement with Kohl’s prior to the inception of our joint operating activity. Beginning with the first month of operation, both Kohl’s and Capital One have mutually negotiated and agreed their respective share of the credit losses as provided in the partnership agreement. There has not been any dispute or uncertainty regarding the loss sharing provisions.

Guidance contained in the October 2010 edition of the Bank Accounting Advisory Series from the Office of the Comptroller of the Currency (OCC)

Question 34 of Topic 4, Allowance for Loan and Lease Losses:

How should guarantor payments and proceeds anticipated for conversion of collateral be handled when measuring impairment under SFAS 114 using the present value of expected cash flows method?

Staff Response:

All expected cash flows should be included when measuring the amount of impairment for an individually evaluated credit. Per SFAS 114, estimated cash flows should be based on reasonable and supportable assumptions and projections considering all available evidence. Anticipated payments directly from the borrower serve as the primary component in the discounted cash flow model. In addition, any anticipated repayment from a guarantee or through collateral conversion (reduced by estimated selling costs) should be captured in the expected cash flow model.

Even though the question and response is specific to measuring loan impairment under ASC 310-10-35 (SFAS 114), we believe it is equally applicable for the purpose of measuring the allowance for loan and lease losses under ASC 450-20 (SFAS 5). We analogized this guidance to apply to situations such as our arrangement with Kohl’s where we expect payments under the loss share provisions to reduce our “net” credit exposure. We believe this analogy is appropriate given that in instances where a loan with a guarantee is measured for impairment under SFAS 114, it would have previously had an allowance for loan and lease losses estimated under SFAS 5. In estimating the SFAS 5 allowance associated with the loan, we would have also included any expected payment from guarantors. In other words, the allowance methodology would have been estimated on the “net” exposure to credit losses. Thus, we concluded it is appropriate to “net” expected reimbursements from Kohl’s under the loss share provision in our determination

Suzanne Hayes

U.S. Securities and Exchange Commission

August 26, 2011

of our allowance for loan and lease losses. We also believe that this presentation best reflects the economics of the partnership agreement that specifies limits to our exposure.

Ernst & Young’s Financial Reporting Developments

We identified analogous guidance in Ernst & Young’s Financial Reporting Developments, Transfers and Servicing of Financial Assets (ASC 860), Chapter 7: Recognition and Measurement under footnote 7 to Section 7.3, “Accounting for Transfers that Qualifies as Sales,” which states, “there is diversity in practice with respect to the unit of account when a loan is made and a premium is paid for inseparable, concurrently entered into, third party credit guarantees (e.g., guarantee premiums paid to the Small Business Administration (“SBA”) for loans that qualify under the SBA program). That is some lenders account for the guarantee premium as a separate asset, while others include the premium for the guarantee in the carrying value of the loan. Ernst & Young believes either approach is acceptable as long as that accounting policy is applied consistently.”

In analogizing this guidance, we concluded that the unit of account is the individual loan and the loss sharing feature because: (i) the terms in the partnership agreement became effective concurrent with our purchase of the acquired loans and are in place for each new loan generated through purchases at Kohl’s stores and (ii) the key provisions of the partnership agreement (both the loss sharing and revenue sharing provisions) are contractually specified in our collaborative arrangement with Kohl’s. The contractual provisions are integral to each specific loan given that the loans are originated as a result of purchases made exclusively at Kohl’s stores. Therefore, because the loss sharing provision is integral to each individual loan and is therefore inseparable from the loan, we believe it is appropriate to include the loss sharing feature associated with each loan and the resultant reimbursement expected from Kohl’s in our determination of the allowance for loan and lease losses, and thus a component of the loan balance.

After taking all these factors into consideration, we concluded that the appropriate treatment is to record our allocable share of the credit losses in the determination of our allowance for loan and lease losses.

To summarize, our conclusion to net our revenues and to include the reimbursement of credit losses from Kohl’s in our determination of the allowance was based on assessing what we believe to be relevant guidance and industry practice that we could apply by analogy. We also considered what financial statement presentation would be most meaningful to users of our financial statements and be most representative of the economic substance of the partnership agreement with Kohl’s. We concluded netting the associated revenues and credit losses most directly reflects the legal nature and economic substance of our arrangement with Kohl’s.

Because there is no authoritative guidance directly on point for the determination of our allowance under these circumstances, we recognize that we should be as transparent as possible in our presentation of the accounting treatment and implications. In our Form 10-Q for the

Suzanne Hayes

U.S. Securities and Exchange Commission

August 26, 2011

quarterly period ended June 30, 2011 (our “Second Quarter 10-Q”), we believe that our disclosures related to the Kohl’s contract provide the users of our financial statements with a clear picture of our accounting treatment for the Kohl’s contract and the resulting accounting effects in the financial statements. For example, in “Table 1: Consolidated Financial Highlights (unaudited)” in our Second Quarter 10-Q, we present the following information in footnote 17:

Interest income was reduced by $215 million in the second quarter and first six months of 2011 for amounts earned by Kohl’s. The reduction in the provision for loan and lease losses attributable to Kohl’s was $212 million for the second quarter and first six months of 2011. Loss sharing amounts attributable to Kohl’s reduced charge-offs by $42 million in the second quarter and first six months of 2011. The expected reimbursement from Kohl’s netted in our allowance for loan and lease losses was approximately $170 million as of June 30, 2011.

We repeat the same disclosure when discussing Kohl’s under “Recent Acquisitions and Related Developments” on page 9 of our Second Quarter 10-Q and in various other places throughout the filing.

•	Tell us how you report recoveries received under your agreement with Kohl’s in your call reports, and tell us the regulatory guidance that supports your policy.

Response:

Consistent with our balance sheet treatment discussed above, the reimbursements received from Kohl’s are reflected as a reduction in gross charge-offs and not included in recoveries. We are not aware of any differences between regulatory accounting principles (“RAP”) and generally accepted accounting principles (“GAAP”) in this area. We therefore concluded that the RAP treatment should mirror the GAAP accounting treatment.

•

We note your statement that the Kohl’s agreement coverage is on a loan-by-loan basis. Tell us why you believe the loss sharing provision of the partnership agreement with Kohl’s is integral to each specific loan, including whether the reimbursement guaranteed by Kohl’s would transfer with a loan if the loan were sold or transferred. To this extent, we note that the allowance for credit card loans is typically calculated on a cumulative pooled-loan basis, rather than a loan-by-loan basis. Please clarify in more detail why you believe this loss share agreement applies to each loan individually.

Suzanne Hayes

U.S. Securities and Exchange Commission

August 26, 2011

Response:

As stated in our previous response letter, each account is covered by the terms of the partnership whether it was originated prior to our acquisition of the account or originated after April 1, 2011. Furthermore, the loss and revenue sharing amounts are calculated and settled under the agreement based on revenue and loss activity specific to each individual account and the related loan there under. They are not determined on pool-level measures.

The loss sharing and revenue sharing provisions are crucial elements of, and are integral to our overall collaborative arrangement with Kohl’s. These provisions are integral to each specific loan originated as a result of purchases made exclusively at Kohl’s stores. The terms of our arrangement with Kohl’s covers simultaneous transactions between the customer, Kohl’s and Capital One. Kohl’s is a party to the transaction that gave rise to the loan (i) as the seller of the merchandise to the customer and (ii) through the application of the financial terms of the collaborative arrangement specific to the transaction that gave rise to the loan from Capital One. We believe the integrated nature of the transactions supports our conclusion to calculate and present the allowance after considering the contractual rights and obligations of all the parties to the transactions.

While the agreement restricts our ability to sell the loans, we are entitled to securitize, pledge or participate the loans. The partnership agreement states that “such securitization, pledge or participation shall not affect Kohl’s rights or [Capital One’s] obligations hereunder.” Since Capital One’s obligations include amounts payable to Kohl’s under the revenue sharing provisions, we believe that the agreement would not prohibit for the transfer of Capital One’s rights to the loss share reimbursement.

•

Tell us whether you believe you have a legal right of offset under the Kohl’s agreement that allows you to calculate the allowance for loan losses net of expected reimbursement, and to present the allowance, provision and charge-offs net within your financial statements. Please tell us the guidance you relied on in making your determination.

Response:

As noted above, we concluded that the most analogous section of ASC 410-30 (SOP 96-1) was the section covering the Allocation of Liability Among PRPs which enables an entity to record only their allocable share of losses if certain criteria are met. We did not rely on the legal right of offset in determining the accounting treatment for the loss share provision.

It is worth noting, however, that we do have a contractual right to offset the revenue and loss share amounts payable to and receivable from Kohl’s. We net settle certain aspects of the arrangement (daily card purchases and related customer payments) on a daily basis. The other aspects, including the loss-share amounts, are net settled monthly. As noted above, this contractual right to offset the loss share against the revenue share places us in a different and more favorable economic position than collecting separately settled receivables from Kohl’s which would be subject to Kohl’s credit risk.

Suzanne Hayes

U.S. Securities and Exchange Commission

August 26, 2011

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In connection with our response to the Staff’s August 3, 2011 letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (703) 720-3199 if you have any questions or would like any additional information.

Sincerely,

/S/ R. SCOTT BLACKLEY
R. Scott Blackley
Controller and Principal Accounting Officer